SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, RJ, Brazil, April 26, 2006

Embratel Participações S.A. (Embratel Participações or Embrapar”) (NYSE:EMT;BOVESPA:EBTP4, EBTP3) holds 99.0 percent of Empresa Brasileira de Telecomunicações S.A. (“Embratel”), 100.0 of percent of Telmex do Brasil Ltda. (“TdB”) and 37.1 percent of Net Serviços S.A. (“Net”).

(All financial figures are in Reais and based on consolidated financial statements of Embrapar)

Index:

1.	Highlights
2.	Net revenues
3.	Domestic long distance
4.	International long distance
5.	Data communications
6.	Local services
7.	Costs and expenses
•	Cost of services and goods sold
•	Selling expenses
•	G&A expenses
•	Other operating income and expense
8.	EBITDA, EBIT and net income
9.	Financial position
10.	Capex
11.	Recent events

1. Highlights

•	In the first quarter, net revenues rose 7.4 percent year-over-year totaling R$2,037 million.

•	EBITDA was R$528 million in the first quarter. EBITDA margin increased to 25.9 percent.

•	Operating income (EBIT) was R$241 million in the first quarter.

•	Total net income in the first quarter was R$128 million.

•	At March 31, 2006, net debt totaled R$1,064 million.

•	Total capital expenditures in the first quarter of 2006 were R$323 million.

•
On March 21st, Embratel, in a joint activity with Net Serviços, launched NetPhone via Embratel, an attractive telephone service package for the residential market. Approximately 22 thousand lines were sold in the first 30 days.

Exhibit 1				% Var	% Var
R$ million	1Q05	4Q05	1Q06	YoY	QoQ

Net revenues	1,896.3	1,937.0	2,036.9	7.4%	5.2%
EBITDA	464.6	354.2	527.7	13.6%	49.0%
EBITDA margin	24.5%	18.3%	25.9%	1.4 pp	7.6 pp
Operating income (EBIT)	193.8	108.9	240.8	24.3%	121.2%
EBIT margin	10.2%	5.6%	11.8%	1.6 pp	6.2 pp
Net income/(loss)	43.3	(16.9)	127.9	195.5%	nm
Earnings/(losses) per 1000 shares (R$)	0.13	(0.02)	0.13	-0.3%	nm

End of period shares outstanding (1000)	333,123,837	987,715,620	987,723,787	196.5%	0.0%

pp - percentage point; nm - lower than 1,000%

2. Net Revenues

In the first quarter of 2006, total net revenues were R$2,037 million, an increase of 7.4 percent (R$141 million) compared with the first quarter of 2005. Higher revenues resulted from a 23.8 percent (R$106 million) increase in data communications revenues, a 38.2 percent (R$57 million) increase in local revenues and a 10.7 percent (R$7 million) increase in other services revenues which offset a 2.4 percent decline in long distance voice revenues (R$30 million). Long distance voice revenues currently represent 59.0 percent of total revenues compared with 65.0 percent a year ago.

Compared with the fourth quarter of 2005, total net revenues rose 5.2 percent (R$100 million) driven by a 4.0 percent growth in voice revenues (R$46 million), a 9.1 percent increase in data revenues (R$46 million), and a 4.0 percent increase (R$8 million) in local revenues which more than offset a small decline in other services revenues.

3. Domestic Long Distance

Exhibit 2	1Q05	4Q05	1Q06	% Var	% Var
				YoY	QoQ

Domestic long distance revenue (R$ million)	1,040.3	1,007.2	1,055.8	1.5%	4.8%
Domestic long distance traffic (million minutes)	2,987.3	3,245.3	3,442.4	15.2%	6.1%

In the first quarter of 2006, domestic long distance traffic totaled 3,442 million minutes, a gain of 15.2 percent compared with the first quarter of 2005. Compared with the fourth quarter of 2005, domestic long distance traffic increased 6.1 percent.

Domestic long distance revenues were R$1,056 million, a 1.5 percent (R$15 million) increase compared with the first quarter of 2005. Growth in mobile originated calls accounted for most of this increase followed by growth in corporate advanced voice services. Compared with the fourth quarter of 2005, domestic long distance revenues rose 4.8 percent (R$49 million) mainly due to growth in mobile originated calls during the summer season.

4. International Long Distance

Exhibit 3	1Q05	4Q05	1Q06	% Var	% Var
				YoY	QoQ

International long distance revenue (R$ million)	191.5	148.3	146.1	-23.7%	-1.5%
International long distance traffic (million minutes)	594.9	501.4	508.5	-14.5%	1.4%

International long distance traffic totaled 509 million minutes, down 14.5 percent compared with the year-ago quarter. Compared with the fourth quarter of 2005, international long distance traffic rose 1.4 percent.

Year-over-year, first quarter international long distance revenues fell 23.7 percent (R$45 million) to R$146 million due to declines in outbound rates and inbound traffic. Compared with the fourth quarter of 2005, international long distance revenues declined 1.5 percent (R$2 million) mainly due to reductions in inbound rates.

5. Data Communications

Exhibit 4				% Var	% Var
Thousands	1Q05	4Q05	1Q06	YoY	QoQ

64 Kbits line equivalents	1,118.4	1,668.7	1,788.9	60.0%	7.2%

In the first quarter of 2006, 120 thousand 64kbits line equivalents were added. At the end of March 2006, Embratel had 1,789 thousand 64kbit line equivalents providing data services to business customers. Year-over-year, 64kbit line equivalents in service increased 60.0 percent.

Exhibit 5				% Var	% Var
R$ million	1Q05	4Q05	1Q06	YoY	QoQ

Net data communications	447.3	507.7	553.6	23.8%	9.1%

Embratel's first quarter data communications revenues were R$554 million, a year-over-year increase of 23.8 percent (R$106 million). Over half of this growth occurred in the first quarter of 2006 due to the consolidation of PrimeSys and TdB. IP based virtual private networks, leased lines to corporate customers and access to mobile providers also contributed to the growth. Compared with the fourth quarter of 2005, data revenues rose 9.1 percent (R$46 million) mainly due to revenue contribution from newly acquired companies. The data revenues contribution from PrimeSys and TdB were R$79 million in the first quarter of 2006 and R$33 million in the fourth quarter of 2005.

6. Local Services

Exhibit 6				% Var	% Var
R$ million	1Q05	4Q05	1Q06	YoY	QoQ

Local services	149.3	198.4	206.3	38.2%	4.0%

Revenues from local services rose 38.2 percent to R$206 million compared with last year’s first quarter primarily due to increases in the number of corporate customers and their usage. Handset sales also contributed to the growth. Compared with the fourth quarter of 2005, local revenues rose 4.0 percent (R$8 million). Continued growth in corporate and residential sales more than offset declines in local interconnection revenues resulting from the decrease in local access rates of approximately 25% (TU-RL).

TdB contributed with approximately R$4 million of local service revenues in the first quarter of 2006 and R$3 million in the fourth quarter of 2005.

7. Cost and Expenses

Exhibit 7				% Var	% Var
R$ million	1Q05	4Q05	1Q06	YoY	QoQ

Net revenues	1,896.3	1,937.0	2,036.9	7.4%	5.2%

Costs and expenses
Costs of services (With interconnection & facilities)	(1,019.2)	(1,070.7)	(1,080.2)	6.0%	0.9%
Selling expenses	(226.2)	(205.0)	(216.6)	-4.2%	5.7%
G&A expenses	(177.2)	(227.5)	(225.4)	27.2%	-0.9%
Other operating income/(expense)	(9.1)	(79.5)	12.9	nm	nm

EBITDA	464.6	354.2	527.7	13.6%	49.0%
EBITDA margin	24.5%	18.3%	25.9%	1.4 pp	7.6 pp
Equity Income/loss	-	40.4	(4.1)	-	nm
Depreciation and amortization	(270.8)	(285.8)	(282.7)	4.4%	-1.1%
Operating income (EBIT)	193.8	108.9	240.8	24.3%	121.2%

Financial income, monetary and exchange variation	43.1	43.5	32.9	-23.6%	-24.5%
Financial expense, monetary and exchange variation	(146.8)	(130.1)	(49.9)	-66.0%	-61.6%
Other non-operating income/(expense)	1.8	8.8	(6.7)	nm	nm
Net income/(loss) before tax and minority interest	91.9	31.1	217.1	136.2%	597.6%
Income tax and social contribution	(37.2)	(35.3)	(75.1)	102.1%	113.1%
Minority interest	(11.4)	(12.7)	(14.0)	22.6%	9.9%
Net income/(loss)	43.3	(16.9)	127.9	195.5%	nm

pp - percentage point; nm - lower than 1,000%

Cost of Services and Goods Sold

Cost of services and goods sold were R$ 1,080 million increasing 6.0 percent compared with the first quarter of 2005. The most significant increase in costs is related to regulatory taxes (FUST, Concession renewal) and handset sales accounted for in “other” cost of services and goods sold. Third party expenses increased due to higher maintenance and customer installation costs and the consolidation of PrimeSys and TdB. Personnel expenses increased due to the consolidation of PrimeSys and TdB.

Interconnection costs declined 2.7 percent in the comparison period due to the reduction in interconnection rates, mainly the local access charge (TU-RL). The telco ratio dropped to 41.6 percent in the first quarter of 2006 from 45.7 percent of net revenues a year ago.

Compared with the fourth quarter of 2005, cost of services and goods sold also declined by 2.3 percentage points, entirely due to the reduction in interconnection rates. “Other” cost of services and goods sold rose primarily due to regulatory taxes (FUST, and concession renewal) which offset lower handset sales (hand set subsidies were eliminated reducing the rate of sales).

PrimeSys and Telmex do Brasil accounted for R$23 million of interconnection costs in the first quarter of 2006 and R$11 million in the fourth quarter of 2005.

Selling Expenses

Selling expenses were R$217 million in the first quarter of 2006, declining to 10.6 percent of net revenues compared with 11.9 percent in the previous year period. Lower allowance for doubtful accounts and personnel expenses as a percentage of revenues were responsible for the decline. Compared with the fourth quarter of 2005, selling expenses remained stable as a percentage of net revenues due to increases in allowance for doubtful accounts which rose to 5.2 percent of net revenues compared with 4.3 percent in the preceding quarter and offset declines in personnel and third party expenses.

General and Administrative Expenses

General & administrative expenses were R$225 million, rising to 11.1 percent of net revenues in the first quarter of 2006 compared with 9.3 percent of net revenues in the prior year quarter, largely due to higher third party expenses. Increases in billing & collections because of the growth in revenues as well as increased IT support services, maintenance and software and hardware maintenance, were the cause for the increased in third party expenses. Compared with the fourth quarter, general and administrative expenses declined from 11.7 percent of net revenues due to lower “other” expenses.

Other Operating Income and Expense, net

Other operating income, net was R$13 million contributing 0.6 percentage point to EBITDA margin.

PrimeSys and Tdb SG&A and Other operating income (expenses)

PrimeSys and TdB accounted for a total of R$33 million of SG&A, CoS&G excluding interconnection and other operating income and expenses in the first quarter of 2006. In the previous quarter this amount was R$13 million.

8. EBITDA, EBIT and Net Income

Compared with the first quarter of 2005, EBITDA increased 13.6 percent (R$63 million) to R$528 million. EBITDA margin reached 25.9 percent from 24.5 percent a year-ago. The R$141 million increase in revenues was the major contributor to the absolute growth in EBITDA while the reduction in interconnection costs accounted for the improvement in EBITDA margin. Compared with the fourth quarter of 2005, EBITDA rose by R$174 million - R$100 million gain in revenues and a R$74 million reduction in costs (mainly due to an other operating income of R$13 million in the first quarter of 2006 compared with a loss of R$80 million in the previous quarter).

The contribution of PrimeSys and TdB to EBITDA was R$27 million in the first quarter of 2006 and of R$10 million in the preceding 2005 quarter.

Operating income (EBIT) was R$241 million in the first quarter, rising 24.3 percent from the first quarter of 2005. Compared with the fourth quarter of 2005, EBIT more than doubled due to a higher EBITDA which offset a negative equity contribution from our participation in Net.

Net income was R$128 million in the first quarter of 2006 tripled compared with the first quarter of 2005 both due to improvement in operating income but also to reduced interest expenses associated with a lower level of debt.

9. Financial Position

Exhibit 8	Dec 31, 2005				Mar 31, 2006

Currency Exposure Profile	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	209.0	88.9%	89.17% CDI	up to 1.0 year	251.5	81.0%	84.65% CDI	up to 1.0 year
Unhedged short term debt	26.2	11.1%	US$ + 6.73%	up to 1.0 year	58.9	19.0%	US$ + 5.56%	up to 1.0 year
Total short term debt	235.1	14.5%			310.5	19.0%

Hedged and reais long term debt	381.3	27.6%	84.14% CDI	up to 4.7 years	360.4	27.2%	80.62% CDI	up to 4.7 years
Unhedged long term debt	1,001.3	72.4%	US$ + 8.20%	up to 7.9 years	963.9	72.8%	US$ + 8.38%	up to 7.8 years
Total long term debt	1,382.6	85.5%			1,324.3	81.0%

Hedged and reais total debt	590.3	36.5%	85.92% CDI	up to 4.7 years	612.0	37.4%	82.27% CDI	up to 4.7 years
Unhedged total debt	1,027.5	63.5%	US$ + 8.16%	up to 7.9 years	1,022.8	62.6%	US$ + 8.22%	up to 7.8 years
Total debt	1,617.7	100.0%	US$ + 5.22%	up to 7.9 years	1,634.8	100.0%	US$ + 5.29%	up to 7.8 years

At March 31, the cash position was R$571 million. Embratel ended the quarter with a total outstanding debt of R$1,635 million and net debt of R$1,064 million.

Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$310 million.

10. Capex

Exhibit 9
R$ million	1Q06%

Access, Infrastructure and Local Services	137.0	42.4%
Network Infrastructure	51.4	15.9%
Data and Internet Service	75.9	23.5%
Star One	14.1	4.4%
Other investments	44.8	13.9%

Total Capex	323.2	100.0%

Total capital expenditures in the first quarter of 2006 were R$323 million.

11. Recent Events

Through Net Serviços, Embratel launched its local telephony service to the high-end residential market. Embratel’s service is being very well received. Our local telephony package provides the Brazilian consumer with real value. For a fixed pre-tax monthly charge of R$25,00, the consumer is entitled to the equivalent of 300 minutes of local fixed-to-fixed calls. However, this franchise can be used for all types of calls – local and long distance, fixed-to-fixed and fixed-mobile. It is a great differential from existing local telephony where the fixed monthly charge can only be used for local fixed-to-fixed calls. We also offer on-net calls and intelligent services such as caller ID, three-way calling, and call forwarding services, for free. A total of 21.7 thousand NetPhone packages were sold in the first 30 days.

- - x - -

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with country wide coverage and presence in Brazil’s main metropolitan areas. It also controls Telmex do Brasil, a corporate business telecommunications provider and has a 37.11 percent economic interest in Net Serviços, Brazil’s leading pay TV operator.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred to in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

### (Exhibits: 10 - Income Statement, 11 - Balance Sheet, 12 - Cash Flow Statement)

Exhibit 10	Quarter ending						%
Embratel Participações SA

Consolidated Income Statement - Corporate Law	Mar 31, 05%		Dec 31, 05%		Mar 31, 06%		YoY	QoQ
R$ millions

Revenues
Gross revenues	2,506.1		2,681.2		2,789.0		11.3%	4.0%
Taxes & other deductions	(609.8)		(744.2)		(752.0)		23.3%	1.1%
Net revenues	1,896.3	100.0%	1,937.0	100.0%	2,036.9	100.0%	7.4%	5.2%
Net voice revenues	1,231.9	65.0%	1,155.4	59.7%	1,201.9	59.0%	-2.4%	4.0%
Domestic long distance	1,040.3	54.9%	1,007.2	52.0%	1,055.8	51.8%	1.5%	4.8%
International long distance	191.5	10.1%	148.3	7.7%	146.1	7.2%	-23.7%	-1.5%
Net data communications	447.3	23.6%	507.7	26.2%	553.6	27.2%	23.8%	9.1%
Data & internet	398.0	21.0%	442.5	22.8%	489.2	24.0%	22.9%	10.5%
Wholesale	49.3	2.6%	65.2	3.4%	64.5	3.2%	30.7%	-1.1%
Local services	149.3	7.9%	198.4	10.2%	206.3	10.1%	38.2%	4.0%
Other services	67.8	3.6%	75.5	3.9%	75.1	3.7%	10.7%	-0.6%

Net revenues	1,896.3	100.0%	1,937.0	100.0%	2,036.9	100.0%	7.4%	5.2%
Cost of services and goods sold	(1,019.2)	-53.7%	(1,070.7)	-55.3%	(1,080.2)	-53.0%	6.0%	0.9%

Interconnection & facilities	(867.5)	-45.7%	(861.3)	-44.5%	(847.9)	-41.6%	-2.3%	-1.6%
Personnel	(59.4)	-3.1%	(63.5)	-3.3%	(65.9)	-3.2%	11.0%	3.7%
Third-party services	(59.9)	-3.2%	(81.3)	-4.2%	(83.1)	-4.1%	38.6%	2.2%
Other	(32.4)	-1.7%	(64.6)	-3.3%	(83.3)	-4.1%	157.3%	28.9%
Selling expenses	(226.2)	-11.9%	(205.0)	-10.6%	(216.6)	-10.6%	-4.2%	5.7%

Personnel	(66.2)	-3.5%	(71.6)	-3.7%	(64.0)	-3.1%	-3.3%	-10.6%
Third-party services	(44.1)	-2.3%	(49.3)	-2.5%	(45.9)	-2.3%	4.0%	-6.9%
Allowance for doubtful accounts	(114.9)	-6.1%	(82.8)	-4.3%	(105.1)	-5.2%	-8.5%	26.9%
Other	(1.0)	-0.1%	(1.3)	-0.1%	(1.6)	-0.1%	59.3%	22.1%
G&A expenses	(177.2)	-9.3%	(227.5)	-11.7%	(225.4)	-11.1%	27.2%	-0.9%

Personnel	(33.3)	-1.8%	(39.2)	-2.0%	(42.4)	-2.1%	27.3%	8.3%
Employee profit sharing	(14.4)	-0.8%	(19.6)	-1.0%	(14.7)	-0.7%	2.3%	-24.8%
Third-party services	(106.3)	-5.6%	(135.6)	-7.0%	(146.1)	-7.2%	37.4%	7.7%
Taxes	(8.1)	-0.4%	(10.6)	-0.5%	(9.7)	-0.5%	19.8%	-8.1%
Other	(15.2)	-0.8%	(22.7)	-1.2%	(12.5)	-0.6%	-17.5%	-44.8%
Other operating income/(expense)	(9.1)	-0.5%	(79.5)	-4.1%	12.9	0.6%	nm	nm
EBITDA	464.6	24.5%	354.2	18.3%	527.7	25.9%	13.6%	49.0%
Equity Income/loss	-	0.0%	40.4	2.1%	(4.1)	-0.2%	nm	nm
Depreciation and amortization	(270.8)	-14.3%	(285.8)	-14.8%	(282.7)	-13.9%	4.4%	-1.1%
Operating income (EBIT)	193.8	10.2%	108.9	5.6%	240.8	11.8%	24.3%	121.2%
Financial income, monetary and exchange variation	43.1	2.3%	43.5	2.2%	32.9	1.6%	-23.6%	-24.5%

Financial income	39.1	2.1%	33.4	1.7%	42.1	2.1%	7.5%	26.0%
Monetary and exchange variation (income)	4.0	0.2%	10.2	0.5%	(9.2)	-0.5%	nm	nm
Financial expense, monetary and exchange variation	(146.8)	-7.7%	(130.1)	-6.7%	(49.9)	-2.5%	-66.0%	-61.6%

Financial expense	(118.9)	-6.3%	(59.4)	-3.1%	(45.7)	-2.2%	-61.6%	-23.1%
Monetary and exchange variation (expense)	(27.9)	-1.5%	(70.7)	-3.7%	(4.3)	-0.2%	-84.6%	-93.9%
Other non-operating income/(expense)	1.8	0.1%	8.8	0.5%	(6.7)	-0.3%	nm	nm
Net income/(loss) before tax and minority interest	91.9	4.8%	31.1	1.6%	217.1	10.7%	136.2%	597.6%

Income tax and social contribution	(37.2)	-2.0%	(35.3)	-1.8%	(75.1)	-3.7%	102.1%	113.1%
Minority interest	(11.4)	-0.6%	(12.7)	-0.7%	(14.0)	-0.7%	22.6%	9.9%
Net income/(loss)	43.3	2.3%	(16.9)	-0.9%	127.9	6.3%	195.5%	nm

End of period shares outstanding (billions)	333.1		987.7		987.7
Earnings/(losses) per 1000 shares (R$)	0.13		(0.02)		0.13

pp - percentage point; nm - lower than 1,000%

Exhibit 11	Quarter ending
Embratel Participações SA

Consolidated Balance Sheet - Corporate Law	Mar 31, 05	Dec 31, 05	Mar 31, 06
R$ million

Assets
Cash and cash equivalents	930.7	609.9	570.7
Account receivables, net	1,605.5	1,561.6	1,640.2
Deferred and recoverable taxes (current)	333.0	463.5	431.6
Inventories	49.0	16.2	12.7
Other current assets	205.4	156.3	196.9
Current assets	3,123.7	2,807.5	2,852.0
Deferred and recoverable taxes	1,315.7	1,078.0	1,072.3
Legal deposits	214.5	140.4	162.5
Other non-current assets	35.1	52.7	52.3
Noncurrent assets	1,565.2	1,271.0	1,287.1
Investments	0.7	925.8	908.7
Net property, plant & equipment	6,529.6	7,250.8	7,299.9
Deferred fixed assets	88.4	138.4	131.1
Permanent assets	6,618.7	8,315.0	8,339.7
Total assets	11,307.6	12,393.6	12,478.8

Liabilities and shareholders`s equity
Short term debt and current portion of long term debt	2,000.7	235.1	310.4
Accounts payable and accrued expenses	1,086.4	957.7	841.0
Taxes and contributions (current)	533.1	447.5	524.3
Dividends and interest on capital payable	12.3	3.0	3.0
Proposed dividends and interest on capital	23.2	174.3	174.3
Personnel, charges and social benefits	72.2	71.1	66.9
Employee profit sharing provision	47.4	37.6	16.9
Provision for contingencies	460.2	646.4	647.3
Actuarial liabilities - Telos (current)	66.7	43.8	44.2
Other current liabilities	45.0	155.8	148.8
Current liabilities	4,347.3	2,772.3	2,777.0
Long term debt	1,302.1	1,382.6	1,324.4
Actuarial liabilities - Telos	373.8	398.8	398.1
Taxes and contributions	48.9	55.7	43.3
Other non-current liabilities	0.9	27.3	36.2
Non-current liabilities	1,725.6	1,864.3	1,802.0
Deferred income	141.5	184.8	185.6
Minority interest position	228.1	206.8	220.8
Paid-in capital	2,273.9	5,074.9	5,074.9
Income reserves	2,268.7	2,302.2	2,302.2
Treasury stock	(14.3)	(11.8)	(11.7)
Retained earnings	41.9	-	127.8
Shareholders' equity	4,570.1	7,365.4	7,493.3
Advances for future capital increase	294.9	0.0	0.0
Total liabilities and shareholders' equity	11,307.6	12,393.6	12,478.8

Total borrowed funds	3,302.8	1,617.7	1,634.8
Net debt	2,372.1	1,007.8	1,064.1
Net debt / Shareholder`s equity	0.52	0.14	0.14

Total debt / Trailing EBITDA (last 4 quarters)	2.4	1.0	0.9
Net debt / Trailing EBITDA (last 4 quarters)	1.7	0.6	0.6
Trailing EBITDA / Financial expense (does not include monetary and exchange variation)	2.5	4.8	6.3
Trailing EBITDA / Net financial expense (including monetary and exchange variation)	2.3	7.6	12.8

Exhibit 12	Quarter ending
Embratel Participações SA

Consolidated Statement of Cash Flow - Corporate Law	4Q05	1Q06
R$ millions

Cash provided by operating activities
Net income/(loss) - cash flow	(16.9)	127.9
Depreciation/amortization	285.8	282.7
Exchange and monetary (gains)/losses	73.0	(95.5)
Swap hedge effects	(28.1)	68.4
Minority Interest - cash flow	12.7	14.0
Loss/(gain) on permanent asset disposal	(27.6)	11.4
Equity Income/loss	(40.4)	4.1
Other operating activities	(6.6)	-
Changes in current and noncurrent assets and liabilities	278.2	(200.4)
Net cash provided by operating activities	530.2	212.6

Cash flow from investing activities
Additions to investments/goodwill	(898.1)	-
Additions to property, plant and equipment	(764.3)	(323.2)
Deferred fixed assets - cash flow	(63.0)	-
Net cash used in investing activities	(1,725.4)	(323.2)

Cash flow from financing activities
Loans obtained and repaid	235.1	80.9
Swap hedge settlement	-	(9.5)
Dividends and interest on capital paid	(14.4)	(0.0)
Capital increase	978.2	-
Other financing activities	0.5	0.0
Net cash used in financing activities	1,199.4	71.4

Increase in cash and cash equivalents	4.2	(39.2)
Cash and cash equivalents at beginning of period	605.7	609.9

Cash and cash equivalents at end of period	609.9	570.7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.